UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

April 30, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Aegis PeopleSupport, Inc.

File No. 333-115328 – CF# 23446

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Aegis PeopleSupport, Inc. (formerly PeopleSupport, Inc.) submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a registration statement on Form S-1 filed on May 10, 2004, as amended.

Based on representations by Aegis PeopleSupport, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.7	through September 30, 2010
Exhibit 10.8	through March 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel